Filed by UGI Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AmeriGas Partners, L.P.

Commission File No. 001-13692

Date: April 2, 2019

TO:	All Employees at UGI Affiliated Companies
FROM:	John L. Walsh
DATE:	April 2, 2019
SUBJECT:	UGI Ownership of AmeriGas Partners

This morning, we announced that UGI Corporation has entered into an agreement to acquire the outstanding common units of AmeriGas that UGI does not already own. UGI currently owns 26% of AmeriGas and has served, through a subsidiary, as its sole General Partner since 1995. UGI’s history with AmeriGas dates back to 1959, when we entered the propane distribution business. Upon completion of the transaction, which is expected to close later this year, AmeriGas will once again become a 100% owned subsidiary of UGI—similar to the other business units in the UGI Family of Companies.

This transaction follows a comprehensive review of AmeriGas’ strategic alternatives, and is the most logical, compelling, and natural next step in our close relationship with AmeriGas. Importantly, upon closing, this transaction will immediately make us a stronger company—both financially and operationally—and will serve the organization’s best interests.

Among the notable benefits of this strategic investment, UGI will have significant additional capital to invest across our business segments. We also will have the opportunity to further align AmeriGas with UGI’s international LPG distribution operations to drive efficiencies, support strategic initiatives, and accelerate growth. AmeriGas, in turn, will have a stronger balance sheet that it can put to use to support growth in such initiatives as the national accounts and cylinder exchange programs and its best-in-class technology platforms, which have dramatically improved the customer experience. I know you join me in viewing the transaction as beneficial for both organizations and for our respective stakeholders as it accelerates our business strategy.

While today’s announcement is a great development for UGI’s future profitable growth, I want you to know this change should not affect our day-to-day activities, and I would ask all of you to remain focused on the contributions you bring to your roles at UGI and at AmeriGas. Most critically, it is important that we continue our commitment to the safe and reliable delivery of energy to our customers and to the many communities we serve, as well as our commitment to the safety of our colleagues.

Looking ahead, we have a dedicated team working on completing the transaction. We expect the transaction to close later this year, subject to approval by the AmeriGas unitholders. With our long history with AmeriGas, as well as our deep knowledge and understanding of its business strategy, finances, position in the marketplace and especially its experienced and committed employee base, I am confident there will be a smooth path to the closing and beyond.

In closing, I want to thank you all for the work you do, and for your dedication to our organization. Your efforts are the critical driver of our success, and the reason we will continue to deliver on our mission to be a leader in the distribution of safe, reliable, and affordable energy. I look forward to providing you with updates on our progress.

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No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

In connection with the proposed transaction, UGI Corporation (“UGI”) and AmeriGas Partners, L.P. (the “Partnership”), as applicable, will file a registration statement on Form S-4, including a proxy statement/prospectus of UGI, and other related documents, including a Schedule 13E-3, with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the Merger Agreement, proxy statement/prospectus or the Schedule 13E-3 or for any other document that UGI or the Partnership may file with the SEC in connection with the transaction. BEFORE MAKING ANY VOTING DECISION OR ELECTION, INVESTORS AND SECURITY HOLDERS OF UGI AND THE PARTNERSHIP ARE ADVISED TO CAREFULLY READ THE MERGER AGREEMENT, THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND THE SCHEDULE 13E-3, AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive proxy statement/prospectus will be sent to Partnership Unitholders in connection with a Special Meeting of Unitholders. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available), the Schedule 13E-3 (when available) and other relevant documents filed by UGI or the Partnership with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the proxy statement/prospectus, the Schedule 13E-3 and other relevant documents (when available) from www.ugicorp.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

UGI, the Partnership, AmeriGas Propane, Inc. and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in UGI’s proxy statement relating to its 2019 Annual Meeting of Shareholders, which was filed with the SEC on December 20, 2018, and the Partnership’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 20, 2018, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

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